Exhibit 99.52

SANDSPRING GRANTS STOCK OPTIONS

March 1, 2011 -- Sandspring Resources Ltd.  (SSP:  TSX-V)  (the “Company”)  announced  that  the Company has granted to officers and directors 900,000 stock options to purchase common shares of the Company.  The stock options are exercisable at $2.70 per share and will expire on February 25, 2016.  This stock option grant is subject to regulatory approval.

For Further Information, Please Contact:
Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2
Tel: (807) 252-7800

Sandspring is a well-funded junior mining company currently exploring and developing the NI 43-101 Toroparu gold-copper project in the Republic of Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.